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                                                               December 17, 2007

Katherine Wray
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20249
Via FAX: (202) 772-9210

Dear Ms. Wray,

Thank you for your fax of December 14 and your assistance on the phone.

In accordance with the comments provided in your fax, we have modified our proxy statement to address each of the three issues: (1) we have added the required tables and a CD&A(2) we have addressed the possible anti-takeover effects of the increase in authorized shares; and (3) we have addressed the comment regarding plans for the newly authorized stock.

The attached modified proxy statement using "track changes" in Microsoft Word is provided for your further review. We believe these are in accordance with the guidelines set forth in Rule 402 of Regulation S-B and Release No. 34-15230. If these are acceptable, we will insert them and have the modified proxy Edgarized and resubmitted right away.

Thank you again for your assistance in this matter.

Very best regards,


/s/ Walter S. Woltosz
Walter S. Woltosz
Chairman and chief executive officer